SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH. D.C.
192
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**CIK # 0001243106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than November 1, 2005	**333-120916**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)




05069978

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: **/s/ Joe Jurkowski**
Name: Joe Jurkowski
Title: Vice President

Dated: October 31, 2005

EXHIBIT INDEX

Exhibit

P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Structured Asset Mortgage Investments II Inc. GreenPoint MTA Trust, Mortgage Pass-Through Certificates, Series 2005-AR5 (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

New Issue Marketing Materials

$1,409,156,000 (Approximate)

Greenpoint Mortgage Funding Trust 2005-AR5
Mortgage Pass-Through Certificates, Series 2005-AR5

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005.

October 12, 2005

$1,409,156,000 (approx)

Greenpoint Mortgage Funding Trust 2005-AR5

Mortgage Pass-Through Certificates, Series 2005-AR5

MTA Indexed Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance. %age (3)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
I-A-1	$ 159,354,000	AAA/Aaa	61.20%	Floater (4)	Non Conforming No PrePay MTA Neg Am	Group I Super Senior LIBOR Floater
I-X-1	Notional (5)	AAA/Aaa	12.50%	WAC (5)	Non Conforming No PrePay MTA Neg Am	Group I Senior Basis Interest Only
I-A-2	$ 200,000,000	AAA/Aaa	12.50%	Floater (6)	Non Conforming No PrePay MTA Neg Am	Group I Senior Support MTA Floater
I-X-2	Notional (7)	AAA/Aaa	12.50%	WAC (7)	Non Conforming No PrePay MTA Neg Am	Group I Senior Interest Only
II-A-1	$ 480,304,000	AAA/Aaa	32.50%	Floater (8)	Conforming MTA Neg Am	Group II Super Senior LIBOR Floater
II-A-2	$ 142,312,000	AAA/Aaa	12.50% (3)	Floater (8)	Conforming MTA Neg Am	Group II Senior Support Wrapped LIBOR Floater
II-X-1	Notional (9)	AAA/Aaa	12.50%	WAC (9)	Conforming MTA Neg Am	Group II Senior Basis Interest Only
III-A-1	$ 85,551,000	AAA/Aaa	47.50%	Floater (10)	Non Conforming PrePay MTA Neg Am	Group III Super Senior LIBOR Floater
III-A-2	$ 57,034,000	AAA/Aaa	12.50% (3)	Floater (10)	Non Conforming PrePay MTA Neg Am	Group III Senior Support Wrapped LIBOR Floater
III-X-1	Notional (11)	AAA/Aaa	12.50%	WAC (11)	Non Conforming PrePay MTA Neg Am	Group III Senior Basis Interest Only
IV-A-1	$ 98,496,000	AAA/Aaa	45.62%	Floater (12)	Non Conforming Hard 3 Year PrePay MTA Neg Am	Group IV Senior MTA Floater
IV-A-2	$60,000,000	AAA/Aaa	12.50%	Floater (12)	Non Conforming Hard 3 Year PrePay MTA Neg Am	Group IV Senior MTA Floater
IV-X-1	Notional (13)	AAA/Aaa	45.62%	WAC (13)	Non Conforming Hard 3 Year PrePay MTA Neg Am	Group IV Senior Interest Only
IV-X-2	Notional (14)	AAA/Aaa	12.50%	WAC (14)	Non Conforming Hard 3 Year PrePay MTA Neg Am	Group IV Senior Interest Only
M-X	Notional (17)	AA/Aa2	7.50%	WAC (15)	MTA Neg Am	Subordinate Basis Interest Only
B-1	$ 73,317,000	AA/Aa2	7.50%	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-2	$ 30,793,000	A/A2	5.40%	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-3	$ 21,995,000	BBB/Baa2	3.90%	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater

Privately Offered Certificates						
B-4	$ 24,928,000	BB/Ba2	2.20%	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-5	$ 18,329,000	B/B2	0.95%	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-6	$ 13,931,139	NR	--	Floater (16)	MTA Neg Am	Crossed Subordinate LIBOR Floater

(1) The Certificate Sizes are approximate and subject to a +/-10% variance.

(2) The Offered Certificates will be rated by Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis. In addition, the Class II-A-2 and Class III-A-2 will benefit from an certificate guaranty insurance policy issued by [Ambac Assurance Corp.]

(4) The Pass-Through Rate for the Class I-A-1 Certificates will be a floating rate based on One-Month LIBOR plus [x.xx]% subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the Group I mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class I-A-1 Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class I-A-1 Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(5) The Class I-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-A-1 Certificates based on the notional amount equal to aggregate current principal amount of the Class I-A-1 Certificates. The Class I-X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(6) The Pass-Through Rate for the Class I-A-2 Certificates will be a floating rate based on One-Month MTA plus [2.55]% subject to the weighted average net rate of the Group I mortgage loans The Class I-A-2 Certificates will settle with accrued interest on a 30/360 basis (24 day delay). The certificate balances of the Class I-A-2 Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(7) The Class I-X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-A-2 Certificates based on the notional amount equal to aggregate current principal amount of the Class I-A-2 Certificates. The Class I-X-2 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(8) The Pass-Through Rate for the Class II-A-1 and Class II-A-2 Certificates (collectively, the "Class II-A Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the Group II mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class II-A Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class II-A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein. The Class II-A-2 Certificates are insured by a certificate guaranty insurance policy.

(9) The Class II-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group II Mortgage Loans over (y) the weighted average pass-through rate on the Class II-A Certificates based on the notional amount equal to aggregate current principal amount of the Class II-A Certificates. The Class II-X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(10) The Pass-Through Rate for the Class III-A-1 and Class III-A-2 Certificates (collectively, the "Class III-A Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the Group III mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class III-A Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class III-A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in such class's related mortgage loan group as described herein. The Class III-A-2 Certificates are insured by a certificate guaranty insurance policy..

(11) The Class III-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class III-A-1 and Class III-A-2 Certificates based on the notional amount equal to aggregate current principal amount of the Class III-A-1 and Class III-A-2 Certificates. The Class III-X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(12) The Pass-Through Rate for the Class IV-A-1 and Class IV-A-2 Certificates (collectively, the "Class IV-A Certificates") will be a floating rate based on One-Month MTA plus [2.00]% and [2.25]%, respectively, subject to the weighted average net rate of the Group IV mortgage loans The Class IV-A Certificates will settle with accrued interest on a 30/360 basis (24 day delay). The certificate balances of the Class IV-A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(13) The Class IV-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group IV Mortgage Loans over (y) the pass-through rate on the Class IV-A-1 Certificates based on the notional amount equal to aggregate current principal amount of the Class IV-A-1 Certificates. The Class IV-X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(14) The Class IV-X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group IV Mortgage Loans over (y) the pass-through rate on the Class IV-A-2 Certificates based on the notional amount equal to aggregate current principal amount of the Class IV-A-2 Certificates. The Class IV-X-2 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(15) The Class M-X Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans over (y) the weighted average pass-through rate on the Class B Certificates based on the notional amount equal to current principal amount of the Class B Certificates. . The Class M-X will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(16) The Pass-Through Rate for the Class B-1, Class B-2, Class B-3, Class B-4 , Class B-5 and Class B-6 Certificates will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average Net Rate of the mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class B Certificates will settle flat and accrue interest on an Actual/360 basis. The Class B Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the mortgage loans.

Depositor:	Structured Asset Mortgage Investments II, Inc.
Servicer/Seller:	EMC Mortgage Corporation
Trustee:	Wells Fargo Bank, NA.
Originator:	The mortgage loans were originated by Greenpoint Mortgage Funding, Inc.
Cut-off Date:	October 1, 2005
Closing Date:	October 31, 2005
Rating Agencies:	The Offered Certificates will be rated Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").
Class II-A-2 Insurance Provider:	[Ambac Assurance Corp.] will issue an insurance policy for the benefit of the Class II-A-2 and Class III-A-2 Certificates. Only these classes will benefit from the policy.
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing November 25, 2005.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Class A Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest:

On each distribution date, the Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans that occurred during the Prepayment Period. The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

Collateral Description:

On September 1, 2005, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $1.466 billion. The mortgage loans are indexed to 1-Yr MTA with monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the mortgage note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the fifth anniversary of the first due date and on every fifth year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage of 110% of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the mortgage loan over its remaining term to maturity. Below is a summary of the expected loan characteristics of the pool:

Group	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate
Group I NonConforming-No Prepay	28.01%	1.841%	1.466%	395	3.205%	2.830%	11.649%
Group II – Conforming	48.53%	3.269%	2.894%	382	3.364%	2.989%	11.781%
Group III – NonConforming-Prepay	15.60%	1.956%	1.581%	393	3.319%	2.944%	11.577%
Group IV – NonConforming- Hard 3 Year Prepay	7.87%	1.917%	1.542%	415	3.415%	3.040%	11.471%
Total:	**100.00%**	**2.558%**	**2.183%**	**390**	**3.317%**	**2.942%**	**11.688%**

Approximately 51% mortgage loans require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from one year to five years after the mortgage loan was originated.

Prepayment Penalty Table

Group	No PrePay	Hard	Soft*
Group II-1	100.00%	0.00%	0.00%
Group II-2	42.25%	16.67%	41.09%
Group II-3	0.00%	0.00%	100.00%
Group II-4	0.00%	100.00%	0.00%
Total	48.51%	20.44%	31.05%

*The Prepayment Penalties that are soft, borrowers will not be required to pay the penalty if house is sold.

See the attached collateral descriptions for more information. NOTE: the information related to the mortgage loans described herein reflects information as of the September 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit enhancement for the Senior Certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of any class of Certificates (other than the Class I-A-2, Class IV-A-1 and Class IV-A-2) is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over

(ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class I-A-1, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 Certificates their respective portion of any Carryover Shortfall Amount and then to the Class B Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A, Class II-A, Class III-A, , Class IV-A, Class I-X-1, Class I-X-2, Class II-X-1, Class III-X-1, Class IV-X-1, Class IV-X-2 and Class M-X Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on the cover page);
2. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Certificates, pro rata, in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class B Certificates so each such Class shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Senior Certificates (other than the Class I-A-2, Class IV-A-1, Class IV-A-2) and Class B Certificates.

Supplemental Carryover Reserve Fund:

On the Closing Date, the Depositor will establish a Supplemental Carryover Reserve Fund. For the first Distribution Date and the Class I-A-1, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 Certificates, amounts in the Supplemental Carryover Reserve Fund will be used to cover any Carryover Shortfall Amounts allocable to the Senior Certificates for the first interest accrual period. The reserve fund will be replenished from the Carryover Shortfall Reserve Fund on future Distribution Dates and released to the Depositor, or its designee.

Negative Amortization:

Since the mortgage loans are subject to negative amortization, the Class A Certificates and the Subordinate Certificates are subject to increases in their principal balances. **However, the amount of negative amortization that occurs in each interest accrual period with respect to each mortgage loan subgroup will be offset by principal collections for such period on such related mortgage loan subgroup.** Any negative amortization for a related loan subgroup that is not offset by principal collections will be accreted pro rata to each class of Certificates Certificates.

Shifting Interest:

The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including October 2015. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related mortgage loans do not exceed a) on or prior to October 2008, 20% or b) after October 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I mortgage loans will be allocated first to the Class I-A-2 Certificates until reduced to zero and then to the Class I-A-1 Certificates; Realized Losses on the Group II mortgage loans will be allocated first to the Class II-A-2 Certificates until reduced to zero and then to the Class II-A-1 Certificates, Realized Losses on the Group III mortgage loans will be allocated first to the Class III-A-2 Certificates until reduced to zero and then to the Class III-A-1 Certificates and Realized Losses on the Group IV mortgage loans will be allocated first to the Class IV-A-2 Certificates until zero and then to the Class IV-A-1 Certificates.

↑	I-A-1	II-A-1	III-A-1	IV-A-1
Losses	I-A-2	II-A-2	III-A-2	IV-A-2

Class I-A-2 Supplemental Carryover Reserve Fund: On the Closing Date, the Depositor will establish a Class I-A-2 Supplemental Reserve Fund for the benefit of the Class I-A-2 Certificateholders. The Class I-A-2 Supplemental Reserve Fund will be sized to ensure Class I-A-2 Certificateholders receive MTA + [2.55]% despite any of the underlying loans still being in their teaser period.

Available Funds Cap Schedule

Date	Class I-A-1	Class II-A-1	Class II-A-2	Class III-A-1	Class III-A-2
25-Nov-05	1.76	3.47	3.47	1.90	1.90
25-Dec-05	10.50	10.50	10.50	10.50	10.50
25-Jan-06	10.50	10.50	10.50	10.50	10.50
25-Feb-06	10.50	10.50	10.50	10.50	10.50
25-Mar-06	10.50	10.50	10.50	10.50	10.50
25-Apr-06	10.50	10.50	10.50	10.50	10.50
25-May-06	10.50	10.50	10.50	10.50	10.50
25-Jun-06	10.50	10.50	10.50	10.50	10.50
25-Jul-06	10.50	10.50	10.50	10.50	10.50
25-Aug-06	10.50	10.50	10.50	10.50	10.50
25-Sep-06	10.50	10.50	10.50	10.50	10.50
25-Oct-06	10.50	10.50	10.50	10.50	10.50
25-Nov-06	10.50	10.50	10.50	10.50	10.50
25-Dec-06	10.50	10.50	10.50	10.50	10.50
25-Jan-07	10.50	10.50	10.50	10.50	10.50
25-Feb-07	10.50	10.50	10.50	10.50	10.50
25-Mar-07	10.50	10.50	10.50	10.50	10.50
25-Apr-07	10.50	10.50	10.50	10.50	10.50
25-May-07	10.50	10.50	10.50	10.50	10.50
25-Jun-07	10.50	10.50	10.50	10.50	10.50
25-Jul-07	10.50	10.50	10.50	10.50	10.50
25-Aug-07	10.50	10.50	10.50	10.50	10.50
25-Sep-07	10.50	10.50	10.50	10.50	10.50
25-Oct-07	10.50	10.50	10.50	10.50	10.50
25-Nov-07	10.50	10.50	10.50	10.50	10.50
25-Dec-07	10.50	10.50	10.50	10.50	10.50
25-Jan-08	10.50	10.50	10.50	10.50	10.50
25-Feb-08	10.50	10.50	10.50	10.50	10.50
25-Mar-08	10.50	10.50	10.50	10.50	10.50
25-Apr-08	10.50	10.50	10.50	10.50	10.50
25-May-08	10.50	10.50	10.50	10.50	10.50
25-Jun-08	10.50	10.50	10.50	10.50	10.50
25-Jul-08	10.50	10.50	10.50	10.50	10.50
25-Aug-08	10.50	10.50	10.50	10.50	10.50
25-Sep-08	10.50	10.50	10.50	10.50	10.50
25-Oct-08	10.50	10.50	10.50	10.50	10.50
25-Nov-08	10.50	10.50	10.50	10.50	10.50
25-Dec-08	10.50	10.50	10.50	10.50	10.50
25-Jan-09	10.50	10.50	10.50	10.50	10.50
25-Feb-09	10.50	10.50	10.50	10.50	10.50
25-Mar-09	10.50	10.50	10.50	10.50	10.50

25-Apr-09	10.50	10.50	10.50	10.50	10.50
25-May-09	10.50	10.50	10.50	10.50	10.50
25-Jun-09	10.50	10.50	10.50	10.50	10.50
25-Jul-09	10.50	10.50	10.50	10.50	10.50
25-Aug-09	10.50	10.50	10.50	10.50	10.50
25-Sep-09	10.50	10.50	10.50	10.50	10.50
25-Oct-09	10.50	10.50	10.50	10.50	10.50
25-Nov-09	10.50	10.50	10.50	10.50	10.50
25-Dec-09	10.50	10.50	10.50	10.50	10.50
25-Jan-10	10.50	10.50	10.50	10.50	10.50
25-Feb-10	10.50	10.50	10.50	10.50	10.50
25-Mar-10	10.50	10.50	10.50	10.50	10.50
25-Apr-10	10.50	10.50	10.50	10.50	10.50
25-May-10	10.50	10.50	10.50	10.50	10.50
25-Jun-10	10.50	10.50	10.50	10.50	10.50
25-Jul-10	10.50	10.50	10.50	10.50	10.50
25-Aug-10	10.50	10.50	10.50	10.50	10.50
25-Sep-10	10.50	10.50	10.50	10.50	10.50
25-Oct-10	10.50	10.50	10.50	10.50	10.50
25-Nov-10	10.50	10.50	10.50	10.50	10.50
25-Dec-10	10.50	10.50	10.50	10.50	10.50
25-Jan-11	10.50	10.50	10.50	10.50	10.50
25-Feb-11	10.50	10.50	10.50	10.50	10.50
25-Mar-11	10.50	10.50	10.50	10.50	10.50
25-Apr-11	10.50	10.50	10.50	10.50	10.50
25-May-11	10.50	10.50	10.50	10.50	10.50
25-Jun-11	10.50	10.50	10.50	10.50	10.50
25-Jul-11	10.50	10.50	10.50	10.50	10.50
25-Aug-11	10.50	10.50	10.50	10.50	10.50
25-Sep-11	10.50	10.50	10.50	10.50	10.50
25-Oct-11	10.50	10.50	10.50	10.50	10.50
25-Nov-11	10.50	10.50	10.50	10.50	10.50
25-Dec-11	10.50	10.50	10.50	10.50	10.50
25-Jan-12	10.50	10.50	10.50	10.50	10.50
25-Feb-12	10.50	10.50	10.50	10.50	10.50
25-Mar-12	10.50	10.50	10.50	10.50	10.50
25-Apr-12	10.50	10.50	10.50	10.50	10.50
25-May-12	10.50	10.50	10.50	10.50	10.50
25-Jun-12	10.50	10.50	10.50	10.50	10.50
25-Jul-12	10.50	10.50	10.50	10.50	10.50
25-Aug-12	10.50	10.50	10.50	10.50	10.50
25-Sep-12	10.50	10.50	10.50	10.50	10.50
25-Oct-12	10.50	10.50	10.50	10.50	10.50
25-Nov-12	10.50	10.50	10.50	10.50	10.50
25-Dec-12	10.50	10.50	10.50	10.50	10.50

25-Jan-13	10.50	10.50	10.50	10.50	10.50
25-Feb-13	10.50	10.50	10.50	10.50	10.50
25-Mar-13	10.50	10.50	10.50	10.50	10.50
25-Apr-13	10.50	10.50	10.50	10.50	10.50
25-May-13	10.50	10.50	10.50	10.50	10.50
25-Jun-13	10.50	10.50	10.50	10.50	10.50
25-Jul-13	10.50	10.50	10.50	10.50	10.50
25-Aug-13	10.50	10.50	10.50	10.50	10.50
25-Sep-13	10.50	10.50	10.50	10.50	10.50
25-Oct-13	10.50	10.50	10.50	10.50	10.50
25-Nov-13	10.50	10.50	10.50	10.50	10.50
25-Dec-13	10.50	10.50	10.50	10.50	10.50
25-Jan-14	10.50	10.50	10.50	10.50	10.50

Yield Tables

Class I-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.09	5.62	4.18	3.25	2.59	2.11	1.48	1.08
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	10/25/2045	10/25/2045	10/25/2045	10/25/2045	9/25/2045	9/25/2045	6/25/2038	3/25/2031
Prin. Window Len	480	480	480	480	479	479	392	305
Yield	4.33	4.33	4.33	4.33	4.33	4.33	4.33	4.32

Class II-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.99	5.57	4.16	3.24	2.58	2.11	1.48	1.08
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	10/25/2045	10/25/2045	10/25/2045	10/25/2045	9/25/2045	8/25/2045	6/25/2038	7/25/2033
Prin. Window Len	480	480	480	480	479	478	392	333
Yield	4.34	4.34	4.34	4.34	4.34	4.34	4.34	4.33

Class II-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.99	5.57	4.16	3.24	2.58	2.11	1.48	1.08
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	10/25/2045	10/25/2045	10/25/2045	10/25/2045	9/25/2045	7/25/2045	9/25/2036	12/25/2030
Prin. Window Len	480	480	480	480	479	477	371	302
Yield	4.32	4.33	4.33	4.33	4.33	4.33	4.33	4.32

Class III-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.12	5.65	4.21	3.27	2.61	2.13	1.49	1.09
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	10/25/2045	10/25/2045	10/25/2045	10/25/2045	9/25/2045	8/25/2045	8/25/2037	5/25/2030
Prin. Window Len	480	480	480	480	479	478	382	295
Yield	4.34	4.34	4.34	4.34	4.34	4.34	4.34	4.33

Class III-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.12	5.65	4.21	3.27	2.61	2.13	1.49	1.09
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	10/25/2045	10/25/2045	10/25/2045	10/25/2045	9/25/2045	12/25/2044	10/25/2035	3/25/2030
Prin. Window Len	480	480	480	480	479	470	360	293
Yield	4.33	4.33	4.33	4.33	4.33	4.33	4.33	4.32

Class I-A-1 to Call								
Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.66	5.22	3.85	2.98	2.38	1.94	1.37	1.02
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	11/25/2024	6/25/2019	2/25/2016	12/25/2013	6/25/2012	5/25/2011	10/25/2009	10/25/2008
Prin. Window Len	229	164	124	98	80	67	48	36
Yield	4.32	4.32	4.32	4.32	4.31	4.31	4.31	4.31

Class II-A-1 to Call								
Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.6	5.19	3.83	2.97	2.37	1.94	1.37	1.02
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	11/25/2024	6/25/2019	2/25/2016	12/25/2013	6/25/2012	5/25/2011	10/25/2009	10/25/2008
Prin. Window Len	229	164	124	98	80	67	48	36
Yield	4.33	4.33	4.33	4.33	4.32	4.32	4.32	4.32

Class II-A-2 to Call								
Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.6	5.19	3.83	2.97	2.37	1.94	1.37	1.02
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	11/25/2024	6/25/2019	2/25/2016	12/25/2013	6/25/2012	5/25/2011	10/25/2009	10/25/2008
Prin. Window Len	229	164	124	98	80	67	48	36
Yield	4.32	4.32	4.32	4.32	4.31	4.31	4.31	4.31

Class III-A-1 to Call								
Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.7	5.25	3.87	3	2.4	1.96	1.38	1.03
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	11/25/2024	6/25/2019	2/25/2016	12/25/2013	6/25/2012	5/25/2011	10/25/2009	10/25/2008
Prin. Window Len	229	164	124	98	80	67	48	36
Yield	4.33	4.33	4.33	4.33	4.32	4.32	4.32	4.32

Class III-A-2 to Call								
Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.7	5.25	3.87	3	2.4	1.96	1.38	1.03
Prin. Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
Prin. End Date	11/25/2024	6/25/2019	2/25/2016	12/25/2013	6/25/2012	5/25/2011	10/25/2009	10/25/2008
Prin. Window Len	229	164	124	98	80	67	48	36
Yield	4.32	4.32	4.32	4.32	4.31	4.31	4.31	4.31

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